Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

The First Marblehead Corporation:

We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-153245, 333-129674, 333-110523 and 333-163141) of The First  Marblehead Corporation of our reports dated September 2, 2010, with respect to the consolidated balance sheets of The First Marblehead Corporation and subsidiaries as of June 30, 2010 and 2009, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended June 30, 2010, and the effectiveness of internal control over financial reporting as of June 30, 2010, which reports appear in the June 30, 2010 annual report on Form 10-K of The First Marblehead Corporation.

/s/ KPMG LLP

Boston, Massachusetts

September 2, 2010